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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 6 8 2 0 1

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stalwart Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Central Ave

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Hillsdale	NJ	07642
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Evans   201-248-8163
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dugan, Colthart and Zoch P.A.

(Name – *if individual, state last, first, middle name*)

161 McKinley Street	Closter	NJ	07624
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessi

12012135

KW
3/10

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Doug C. Evans_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Stalwart Capital LLC_____ , as

of _____December 31_____, 20 _11___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

<p style="text-align:center">not applicable</p>

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x (o) Independent's Auditor's Report on Internal Control
x (p) Statement of Cash Flows
x (q) Notes to Financial Statements

STALWART CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

TABLE OF CONTENTS

DUGAN, COLTHART & ZOCH, P.A.
Certified Public Accountants

161 McKINLEY STREET
P.O. BOX 576
CLOSTER, N.J. 07624

(201) 767-6270
FAX: (201) 767-0920
www.dczcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Stalwart Capital, LLC
Hillsdale, NJ 07642

We have audited the accompanying statement of financial condition of Stalwart Capital, LLC (the Company) as of December 31, 2011, and the related statements of income (loss), changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stalwart Capital, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dugan Colthart & Zoch, P.A -

February 24, 2012
Closter, NJ

1

STALWART CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS:

Cash and Cash Equivalents	$	8,783
Miscellaneous Receivable	$	100
Prepaid Expenses		2,020
TOTAL ASSETS	$	10,903

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable	$	1,900
Total Liabilities		1,900
Member's Equity		9,003
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,903

STALWART CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue:		
Commission Income	$	10,593
Other Revenue		14,400
Total Revenue		24,993
EXPENSES:		
Advertising and Promotion		3,399
Bank Service Charges		47
Regulatory Fees and Expenses		2,515
Charitable Contributions		1,050
Computer and Internet Expenses		1,238
Commission Expense		534
Health Insurance		5,813
Insurance Expense		437
Interest Expense		4
Meals and Entertainment		210
Office Supplies		348
Postage and Delivery		205
Professional Fees		1,489
Telephone Expense		1,329
Travel Expense		2,916
Dues & Subscriptions		50
Due Diligence Expense		34
Total Expenses		21,618
NET INCOME	$	3,375

STALWART CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBER'S EQUITY, JANUARY 1, 2010	$	17,612
Capital Contributed		1,016
Net Income		3,375
Less: Distributions to Member		(13,000)
MEMBER'S EQUITY, DECEMBER 31, 2011	$	9,003

STALWART CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities:		
Net Income	$	3,375
Adjustments to Reconcile Net Loss		
to Net Cash Used in Operating Activities:		
(Increase) Decrease in Operating Assets:		
Miscellaneous Receivables		(100)
Prepaid Expenses		575
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(1,580)
Net Cash Used For Operating Activities		2,270
Cash Flows from Financing Activities:		
Contributed Capital		1,016
Distributions to Members		(13,000)
Net Cash Used for Financing Activities		(11,984)
Decrease in Cash and Cash Equivalents		(9,714)
Cash and Cash Equivalents at January 1, 2011		18,497
Cash and Cash Equivalents at December 31, 2011	$	8,783

STALWART CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

SUBORDINATED BORROWINGS AT JANUARY 1,	$	-
Increases in Borrowings		-
Repayment of Borrowings		-
SUBORDINATED BORROWINGS AT DECEMBER 31,	$	-

STALWART CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C 3-1
AS OF DECEMBER 31, 2011

Computation of Net Capital:

Total Member's Equity per Statement of Financial Condition	$	9,003
Deduct Member's Equity Not Allowable for Net Capital		-
Total Member's Equity Qualified for Net Capital		9,003
Add Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		-
Total Capital and Allowable Subordinated Liabilities		9,003
Deductions and/or Changes: Total Non-Allowable Assets Per Statement of Financial Condition		2,120
Net Capital before Haircuts on Security Positions		6,883
Haircuts on Security Positions		-
Net Capital	$	6,883

Aggregate Indebtedness Included in the
  Statement of Financial Condition:

Accounts Payable	$	1,900
Total Aggregate Indebtedness	$	1,900
Percentage of Aggregate Indebtedness to Net Capital		27.60%

STALWART CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C 3-1 (CONTINUED)
AS OF DECEMBER 31, 2011

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required		
(6.67% of Total Aggregated Indebtedness)	$	127
Minimum Dollar Net Capital Requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital		1,883

Excess Net Capital at 1000%:		
Net Capital	$	6,883
Less the Greater of 10% of the Aggregate Indebtedness		
($127) or 120% of the Minimum Net Capital Requirement		(6,000)
Excess Net Capital at 1000%	$	883

Reconciliation of Net Capital With Company's
    Computation Included in Part IIA Form X-17A-5
        As of December 31, 2011

Net Capital as Reported in Company's Original		
(Unaudited) Part IIA Focus Report	$	6,883
Net Capital Per Above and As Per Focus Report	$	6,883

STALWART CAPITAL, LLC
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Stalwart Capital, LLC ("The Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and Financial Industry Regulatory Authority (FINRA) and is engaged in the private placement of securities as an agent. The Company does not hold customer funds or safe keep customer securities.

The Company was organized on March 2, 2009 as a single member New Jersey Limited Liability Company.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

Income Taxes
All items of income or loss flow through to the member of the limited liability company who is responsible for the income taxes thereon.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes commission income on a trade-date basis when acting as an agent on the sale of a private placement security.

Uncertain Tax Positions
Financial Accounting Standards Board ASC 740-10 (formerly Financial Accounting Standards Board Interpretation 48) clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2009 through 2011. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on the current facts and circumstances.

STALWART CAPITAL, LLC
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a $5,000 minimum net capital and requires that aggregate indebtedness shall not exceed 800% of net capital the first twelve months of FINRA membership and 1500% thereafter.

At December 31, 2011, the company had net capital of $6,883 which was $1,883 in excess of its required net capital of $5,000.

NOTE C - OMITTED SUPPLEMENTARY SCHEDULES

The following supplementary schedules have been omitted due to the fact that the Company is exempt under Section (K) 2(i) of SEC Rule 15c3-3 and the commodity futures trading commission:

- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- Information Relating to Possession or Control Requirements Under Rule 15c3-3
- Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act

NOTE D - CONCENTRATION OF CREDIT RISK

Ninety-four (94%) percent of Commission income was attributable to one client. Other revenue consists of monthly association fees from five investment advisory representatives.

NOTE E - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2012, the date on which the financial statements were available to be issued.

DUGAN, COLTHART & ZOCH, P.A.
Certified Public Accountants

161 McKINLEY STREET
P.O. BOX 576
CLOSTER, N.J. 07624

(201) 767-6270
FAX: (201) 767-0920
www.dczcpa.com

INDEPENDENT ACCOUNTANT'S REPORT RELATED TO SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC) ASSESSMENT RECONCILIATION REQUIRED UNDER
SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17A-5(E)(4)

Board of Directors
Stalwart Capital LLC
Hillsdale, NJ 07642

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Commission we have
performed the procedures enumerated below with respect to the accompanying Schedule of
Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities
Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were
agreed to by Stalwart Capital LLC, the Securities and Exchange Commission, Financial Industry
Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in
evaluating Stalwart Capital LLC's compliance with the applicable instructions of the General
Assessment Reconciliation (Form SIPC-7). Stalwart Capital LLC's management is responsible
for the compliance with those requirements. This agreed-upon procedures engagement was
conducted in accordance with attestation standards established by the American Institute of
Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of
those parties specified in this report. Consequently, we make no representation regarding the
sufficiency of the procedures described below either for the purpose for which this report has
been requested or for any other purpose. The procedures we performed and our findings are as
follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended
   December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the
   year ended December 31, 2011, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7; and

4. Compared the amount of any overpayment applied to the current assessment with the
   Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be
the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Duggan Cotthart & Zech, P.A.

February 27, 2012
Closter, NJ

DUGAN, COLTHART & ZOCH, P.A.
Certified Public Accountants

FEB 29 2012

Washington, DC
121

161 McKINLEY STREET
P.O. BOX 576
CLOSTER, N.J. 07624

(201) 767-6270
FAX: (201) 767-0920
www.dczcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Stalwart Capital, LLC
Hillsdale, NJ 07642

In planning and performing our audit of the financial statements of Stalwart Capital, LLC (the Company), as of December 31, 2011 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In

fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Segan Cotthart & Zoch, P.A.

February 27, 2011
Closter, NJ